October 2016

NO OFFER OR SOLICITATION The information in this communication is for informational purposes only and is neither an offer to sell or purchase, nor the solicitation of an offer to buy or sell any securities, nor is it a solicitation of any vote, consent, or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. CERTAIN INFORMATION This communication includes information based on independent industry publications and other sources. Although we believe that the data presented is reliable, we have not independently veriﬁed such information. ADDITIONAL INFORMATION AND WHERE TO FIND IT This communication relates to a proposed business combination between Easterly Acquisition Corp. (“Easterly”) and Sungevity, Inc . (“Sungevity”) and may be deemed to be solicitation material in respect of the proposed business combination between Easterly and Sungevity. The proposed business combination will be submitted to the res pective stockholders of Easterly and Sungevity for their approval. In connection with the proposed business combination, Easterly ﬁled an amended registration statement on Form S - 4 and preliminary j oint proxy and consent solicitation statement/prospectus forming a part thereof on September 30, 2016 with the U.S. Securities and Exchange Commission (“SEC”). This communication is not a substitut e f or the amended registration statement and preliminary joint proxy and consent solicitation statement/prospectus that Easterly ﬁled with the SEC or any other documents that Sungevity or Easterly may ﬁle w ith the SEC or send to stockholders in connection with the proposed transaction. The amended registration statement and preliminary joint proxy and consent solicitation statement/prospectus contains importa nt information about Easterly, Sungevity, the proposed business combination and related matters. Investors and security holders are urged to read the amended registration statement and preliminary join t p roxy and consent solicitation statement/prospectus carefully. A copy of the deﬁnitive joint proxy and consent solicitation statement/prospectus will be sent when available to all stockholders of Easter ly and Sungevity seeking the required stockholder approval. Investors and stockholders can obtain free copies of the amended registration statement and preliminary joint proxy and consent solicitatio n s tatement/prospectus and other documents ﬁled with the SEC by Easterly through the web site maintained by the SEC at www.sec.gov. In addition, investors and stockholders can obtain free copies of the amended registration statement and preliminary joint proxy and consent solicitation statement/prospectus from Easterly by accessing Easterly’s website at www.easterlyacquisition.com. PARTICIPANTS IN SOLICITATION Easterly and Sungevity, and their respective directors and executive ofﬁcers, may be deemed participants in the solicitation of proxies of Easterly stockholders in respect of the proposed business combination. Information about the directors and executive ofﬁcers of Easterly and Sungevity and more detailed information regarding the identity of all potential participants, and their direct and indirect interests, by security holdings or otherwise, are set forth in Easterly’s registration statement on Form S - 4 and preliminary joint proxy and consent solicitation statement/prospectus. Investors may obtain additional information about the interests of such participants by reading such registration statement and preliminary joint proxy and consent solicitation statement/prospectus. FORWARD - LOOKING STATEMENTS This communication contains “forward - looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, known as the PSLRA. Forward - looking statements may relate to the proposed business combination between Easterly and Sungevity and any other statements relating to future results, strategy and plans of Easterly and Sungevity (including certain projections and business trends, and statements which may be identiﬁed by the use of the words “plans”, “expects” or “does not expect”, “estimated”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “projects”, “will” or “will be taken”, “occur” or “be achieved”). Forward - looking statements are based on the opinions and estimates of management of Easterly or Sungevity, as the case may be, as of the date such statements are made, and they are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward - looking statements. For Sungevity, these risks and uncertainties include, but are not limited to, its revenues and operating performance, the ability to obtain additional ﬁnancing, general economic conditions, industry trends, legislation or regulatory requirements affecting the business in which it is engaged, management of growth, amount of redemptions, its business strategy and plans, ﬂuctuations in customer demand, the result of future ﬁnancing efforts and its dependence on key personnel. For Easterly, factors include, but are not limited to, the successful combination of Easterly with Sungevity’s business, the ability to retain key personnel and the ability to achieve stockholder and regulatory approvals and to successfully close the transaction. Additional information on these and other factors that may cause actual results and Easterly’s performance to differ materially is included in Easterly’s periodic reports ﬁled with the SEC, including but not limited to Easterly’s Form 10 - K for the year ended December 31, 2015 and subsequent Forms 10 - Q. Copies may be obtained by contacting Easterly or the SEC. Readers are cautioned not to place undue reliance upon any forward - looking statements, which speak only as of the date made. These forward - looking statements are made only as of the date hereof, and Easterly undertakes no obligations to update or revise the forward - looking statements, whether as a result of new information, future events or otherwise, except as required by law. PROJECTIONS Any estimates, forecasts or projections set forth in this presentation have been prepared by Sungevity and/or Easterly management in good faith on a basis believed to be reasonable. Such estimates, forecasts and projections involve signiﬁcant elements of subjective judgment and analysis as well as risks (many of which are beyond our control). As such, no representation can be made as to the attainability of our forecasts and projections. Investors are cautioned that such estimates, forecasts or projections have not been audited and have not been prepared in conformance with generally accepted accounting principles. For a listing of risks and other factors that could impact our ability to attain our projected results, please see “Forward - Looking Statements” above. USE OF NON - GAAP FINANCIAL MEASURES This communication includes non - GAAP ﬁnancial measures. Deﬁnitions of these non - GAAP ﬁnancial measures and reconciliations of these non - GAAP ﬁnancial measures to the most directly comparable GAAP ﬁnancial measures are included elsewhere in this communication. 2 DISCLAIMERS

TRANSACTION OVERVIEW Darrell W. Crate Chairman of the Board of Directors of Easterly Acquisition Corp. Avshalom Kalichstein Chief Executive Ofﬁcer and Director of Easterly Acquisition Corp. Andrew Birch CEO and Co - Founder of Sungevity, Inc. P R E S ENTE R S SUMMARY OF TRANSACTION Sungevity, Inc. combining with Easterly Acquisition Corp. (1) • Expected Sungevity ownership at close: 59% • Expected EACQ ownership at close: 41% New company becomes Sungevity Holdings, Inc. • Nasdaq ticker: SGVT • Sungevity management stays in place • Andrew Birch, Darrell Crate, and Avshalom Kalichstein continue on board of the combined company Sungevity shareholders receive: • Balance sheet to support growth • Liquidity for stockholders and employees • Access to public markets • Access to Easterly expertise Easterly shareholders receive: • Entry to high growth solar market with asset - light model • Access to over 9 years of investment in the platform • Partnership with top - tier management team 3 (1) See slide 24 for details. Drew Hamer Chief Financial Officer of Sungevity, Inc.

TRANSACTION HIGHLIGHTS Projected to be Cash Flow Positive by Year End 2016. 2018 Adj. EBITDA Expected to be up to $90mm (2) Experienced Management Team with Strong Customer Experience Culture Industry - Leading Customer Acquisition Platform & Channel Partner Network Expected Revenue Growth Compounding at 68% (1) Scalable Business: Asset - Light Platform Model Well Capitalized with up to $200mm New Cash Well Positioned to Grow Along the Expected Solar Adoption Curve (1) Represents period from 2015 to 2018E. See slide 21 for detail. (2) Adjusted EBITDA; upper bound of stated guidance range. See slide 20 for detail. 4

The leading solar technology platform that maximizes growth from channel partnerships, customer referrals, and supply chain partners • Asset - light business that manages sales process, automates design, and outsources origination, hardware, installation, ﬁnancing, and services for residential and commercial markets • Provides best - in - class customer experience leveraging technology for efﬁcient customer acquisition • Customer - focused with multiple product and ﬁnancing options • 77% deployed systems CAGR over the past ﬁve years WHO WE ARE (1) As of September 30, 2016. (2) Represents average score over the period from March 2011 through June 2016. INTRODUCTION TO SUNGEVITY Do not own trucks or installers Do not own manufacturing Do not have a ﬁnancial company balance sheet 䘠 D o o w n t h e c u s t om e r r el a t i on s hi p 䘤 䘠 D o o w n t h e so f t w a re pl a t f or m 䘤 䘠 D o o w n n e t w or k o f p a r t n er s hi p s 䘤 • Serves over 2 9 ,000 (1) customers with world - class net promoter score of 65 (2) Germany ASSET - LIGHT BUSINESS MODEL Focused on key value - added activities Netherlands Belgium Sungevity ofﬁces 5

PRICE OF ELECTRICITY TO CONSUMERS There is a proven, long - term trend of falling solar costs and rising retail electricity prices, creating an inflection point in solar 35 0 1 5 0 1 0 0 5 0 0 2 0 05 2 0 1 0 2 0 15 c / k W h S ol a r U.S. Retail Electricity Note: All data represents U.S. national averages. Source: U.S. Energy Information Administration for retail electricity cost forecast; Bloomberg New Energy Finance, GTM Research, U.S. Census Bureau data, and Sungevity management expectations for solar cost forecast. COST OF SOLAR & RETAIL ELECTRICITY (2005 - 2015) EXPECTED COST OF SOLAR & RETAIL ELECTRICITY (2015 - 2030) S ol a r U.S. Retail Electricity 25 300 2 0 250 15 200 10 5 0 2 0 15 202 0 20 25 20 3 0 c / k Wh P r e s e n t Day 6

RESIDENTIAL SOLAR ADOPTION AT AN INFLECTION POINT Improving customer economics and increasing awareness drive high growth in solar Source: GTM Research U.S. Solar Market Insight, 2015 Year in Review (March 2016). 2 00 0 2 0 0 1 2 0 0 2 2 0 0 3 2 0 0 4 2 0 0 5 2 0 0 6 2 0 07 2 0 0 8 2 0 0 9 2 0 1 0 2 0 11 2 0 12 2 0 1 3 2 0 14 2015 2016E 2017E 2018E 2019E 2020E Annual U.S. Residential Solar Installations (MW) 6,000 5,000 4 , 000 3, 000 2 , 000 1 , 000 0 35% C A GR from 2011 7

RESIDENTIAL SOLAR MARKET IS GROWING RAPIDLY As more residential households reach grid parity, the addressable market for solar customers is expected to grow significantly Source: GTM Research, U.S. Census Bureau with Easterly and Sungevity management estimates. Includes U.S. only. 2 0 1 5 2 0 2 0 E Cumulative residential solar installs: 4.3 million Households for which solar is expected to be cheaper than retail: 88 million 4.8x growth from 2015 Cumulative residential solar installs: 0.9 million Estimated households for which solar would be cheaper than retail : 35 million 2.5x growth from 2015 8

Outsources commodity and non - core activities: Hardware ∙ Installation ∙ Financing Flexibility to react to customer preferences, regulation, and market opportunity Enhanced sales efﬁciency and scalability through partner network Clean balance sheet and simple revenue model going foward Capital intensive; inhibits ﬂexibility to react to market changes Higher cash ﬂow potential/ lower capital requirements Primarily internal lead generation Owns panels, racking, trucks, installation, ﬁnancing, etc. Performs key value - added functions in - house Full vertical integration; owns and controls entire supply chain A S S E T - H E A V Y A S S E T - L I G HT V S . CURRENT INDUSTRY STANDARD 9 SUNGEVITY’S ASSET - LIGHT BUSINESS MODEL Powered by the Sungevity technology platform

DIFFERENTIATED TECHNOLOGY CREATES THE SOLAR PLATFORM COMPANY WITH ROBUST NETWORK OF PARTNERS High - quality partnerships drive growth, cost optimization, and capital efficiency SU N G E V I T Y S T A N D A R D I ZE D I NSA N E C U S T O MER E XP E R IE N C E S E L E C TE D P A RTNE R S Network of >50 professional installation companies LEAD GEN + USAGE + QUALIFICATION DESIGN SALE FINANCING INSTALLATION SERVICE REFERRAL 2 9 ,000+ delighted c u s t om e r s • Referrals • Direct M a r k e ti n g • Inside Sales • Outside Sales • Sunshine Referral Network • System Design SUNGEVITY TECHNOLOGY PLATFORM 10 Network of >50 professional installation partners

PIONEERING SOLAR PLATFORM TECHNOLOGY Seamless upfront experience, increased operational efficiency, and ongoing customer engagement provide customers with a consistent, high - quality experience FIRST TO AUTOMATE DESIGN QUICKLY AND EASILY REFER FRIENDS TRACK I N S T A L L A T I O N ONLINE iQUOTE: FIRST TO TAKE SOLAR O N L I NE A U TO M A T E D HOME VISIT O N G O I NG MONITORING OF PRODUCTION DATA 11

SUNGEVITY PROVIDES AN INSANELY POSITIVE CUSTOMER EXPERIENCE Leading Net Promoter Score and culture of customer focus across network Note: Sungevity NPS represents average score over the period from March 2011 through June 2016 . Source: All other NPS from Satmetrix 2014 Net Promoter Industry Benchmarks. Net Promoter Score 12

H o Home Batteries 20 - YEAR CUSTOMER RELATIONSHIPS PRESENT FUTURE OPPORTUNITIES TO FURTHER MONETIZE CUSTOMER BASE En e r g y - E f ﬁ c i e nt Appliances Smart Home Energy Monitoring and Management EV Charging 13

STRONG AND CAPABLE EXECUTIVE MANAGEMENT TEAM Sungevity is led by seasoned and proven executives Dave Dunlap Chief Development Ofﬁcer 14 Susan Hollingshead Chief Administrative and People Ofﬁcer Steve Atherton Chief Technology Ofﬁcer Jan Slaghekke Chief Global Ofﬁcer Andrew Birch CEO and Co - Founder • CEO since 2008 • Previously Business Development Manager for BP Solar • Also served as Vice President at Bear Stearns and at Cazenove & Co Cayce Roy Chief Operating Ofﬁcer • 25 years of experience with logistics and supply chain • 7 years in operations leadership roles at Amazon - Improved both transportation network and fulfillment operations - Built Amazon Marketplace Peter Graf Chief Product Ofﬁcer • 20+ years of experience in enterprise software • 18 years at SAP - Co - founder of SAP Marketplace spin - off - EVP roles in marketing, platform development, and sustainability Drew Hamer Chief Financial Ofﬁcer • 25 years of tech company experience in strategic finance, SaaS revenue modeling and M&A • 15+ years in CFO roles - ON24, SaaS marketing platform - Keynote Systems, internet monitoring • Executed IPO valued at >$1.2B Elizabeth Rushforth General Counsel

FINANCIAL REVIEW

Sungevity Systems Deployed Annually Note: Includes U.S. residential and international. CAGR is tied to midpoint of stated guidance range. Based on Sungevity management's expectations. 63% C A GR PROVEN TRACK RECORD OF SYSTEMS GROWTH Sungevity, with Easterly, is well positioned to take advantage of the solar adoption curve 16

PLATFORM MODEL ENABLES RAPID SCALABILITY Uniquely positioned to tap into large market of motivated partners (1) U.S. only. 17

SMALL PENETRATION OF PARTNER MARKET DRIVES EXPONENTIAL GROWTH Technology platform enables simple onboarding process for U.S. and international channel partners 18 2 0 15 2 0 1 6E 2 0 1 7E 2 0 1 8 E # of Large Channel Partners 4 9 1 4 18 Systems per Partner 6 6 3 3 37 6 3 4 843 Total Large Partner Systems 2 , 6 52 3, 0 3 3 8 , 8 76 1 5 , 1 7 4 # of Small Partners n /a 21 72 2 52 Systems per Partner n /a 9 35 30 Total Small Partner Systems n /a 1 8 9 2, 5 2 0 7 , 5 6 0 Total Partner Systems Deployed 2 , 6 52 3 , 222 1 1 , 3 9 6 22 ,7 3 4 Direct Systems Deployed 4 , 9 70 7 , 5 7 5 8 , 7 3 4 1 3 , 3 9 7 Total Systems Deployed 7 , 6 2 2 1 0 ,2 0 0 – 1 1 , 3 00 1 8 , 8 0 0 – 2 1 , 6 00 3 3 , 1 0 0 – 4 0 , 000 Growth Rate 3 8% 41% 8 8% 8 1% Note: Growth rates tied to midpoint of stated guidance range. Based on Sungevity management's expectations.

SIMPLE FINANCIAL MODEL Sungevity has a simple business model that requires focus on only a few key drivers Average Selling Price per System – COGS per System – Variable Operating Costs per System = Contribution per System x Number of Deployed Systems = Total Contribution – Fixed Costs = EBITDA 19

2 0 1 5 A 20 Midpoint of Projections 2016E 2017E 2 0 1 8 E Average Selling Price per System ($) $19,116 C O G S p e r S y s t e m ( $ ) $ 1 3 , 7 4 3 V a r ia bl e O p e r a t i n g C o st s p e r S y s t e m ( $ ) $9,383 $18,343 $12,192 $5,145 $18,079 $10,591 $3,633 $18,046 $10,401 $3,616 Contribution per System ($4,010) $ 1 , 0 0 6 $ 3 , 8 5 6 $ 4 , 0 29 Residential Deployed Systems 7,622 ~ 1 1 , 00 0 ~ 2 0 , 000 ~3 7 , 000 Residential Contribution ($mm) Commercial Contribution ($mm) Fixed Costs ($mm) ($31) ($1) $67 $11 $3 $75 $78 $2 $73 $ 1 4 6 $3 $ 7 7 Adjusted EBITDA Guidance (1) ($mm) ($99) ( $ 6 3 ) – ( $ 5 8 ) $ 0 – $ 15 $ 5 2 – $ 9 0 Note: Residential includes U.S. and international. Numbers rounded to nearest whole number. (1) Numbers are midpoints of stated guidance range. EBITDA BUILD - UP Simple model provides clear picture of cash generation

FINANCIAL SUMMARY Sungevity expects to be cash flow breakeven by the end of 2016 (1) See page 22 for reconciliation. GAAP revenue does not take into account timing difference and cash inﬂows between deployment and interconnection of systems that have been installed, but not yet recognized as revenue. (2) Growth rates tied to midpoints of stated guidance range. (3) EBITDA is a non - GAAP measure; see page 23 for a reconciliation to GAAP. See page 20 for EBITDA build - up. (4) Based on Sungevity management’s projections; assumes business combination with Easterly closes in 2016. (5) CAGRs are midpoints of stated guidance range. ($ in millions) A ct u a l Projected (4) GAAP Revenue (1) 2 0 15 2 0 1 6 E 2 0 1 7 E 2 0 1 8 E $ 1 5 1 $ 2 0 0 – $ 2 2 0 $34 0 – $ 3 9 0 $ 5 9 5 – $ 7 2 0 % Growth (2) 41% 3 9% 7 4% 8 0 % Adjusted EBITDA (3) ( $ 9 9) ( $ 6 3 ) – ( $ 5 8 ) $ 0 – $ 1 5 $ 5 2 – $ 9 0 % Margin n /a n /a 0% – 4% 7% – 1 5 % Systems Deployed 7 , 6 2 2 1 0 ,2 0 0 – 1 1 , 3 00 1 8 , 8 0 0 – 2 1 , 6 0 0 33,100 – 40,000 REVENUE (5) 2 0 1 5 - 2 0 1 8 E 6 8% C A G R SYSTEMS DEPLOYED (5) 2015 - 2018E 6 9% 21 C A G R

2 0 1 5 A 22 2 0 1 6E 2 0 1 7E 2 0 1 8 E Systems Deployed 7 , 6 2 2 ~ 1 1 , 00 0 ~ 2 0 , 000 ~3 7 , 000 Systems Deployed, but not yet Interconnected 854 ~1 , 00 0 ~1 , 00 0 ~ 2 , 000 Systems Interconnected (1) 6,768 ~ 1 0 , 000 ~ 1 9 , 000 ~ 3 5 , 000 Revenue per Interconnected System (2) $ 2 0 , 8 35 $ 1 8 , 2 2 7 $ 1 7 , 9 0 3 $ 1 7 , 9 3 9 Residential Revenue ($mm) $ 1 4 1 $ 1 8 9 $34 3 $ 6 2 6 Operating Lease Revenue ($mm) $9 $8 $8 $8 Commercial Revenue ($mm) $1 $ 12 $ 1 4 $ 2 3 GAAP Revenue ($mm) $ 1 5 1 $ 2 0 0 – $ 2 2 0 $3 4 0 – $ 3 9 0 $ 5 9 5 – $ 7 2 0 Note: Numbers tie to midpoint of stated guidance range. (1) Interconnected systems lag deployed systems by ~30 days; this timing difference results in cash inﬂows that are not yet recognized as revenue until the systems are interconnected. (2) Revenue per interconnected system is different than ASP of Systems Deployed because of timing difference of cash inﬂows between deployment and interconnection of systems. GAAP REVENUE BUILD - UP Cash generation is higher than GAAP revenue due to timing of cash inflows vs. revenue recognition

2015 AND 1H 2016 NET INCOME TO ADJUSTED EBITDA RECONCILIATION 23 ( $ in millions) 2 0 1 5 A 1H 2016A GAAP Net Income ( $ 1 2 6) ( $ 54 ) + Timing difference: installation vs. interconnection (1) 1 (1) + Depreciation & amortization 1 2 + Stock - based comp 4 3 - Operating lease gross (proﬁt)/loss (2) (4) (3) + Non - current warranty expense 3 2 + Interest expense, net 24 8 + Fair value of warrants gain/(loss) (2) (4) - Loss on other income (gain) 1 (0) - Taxes (1) (1) =Adjusted EBITDA ( $ 9 9) ( $ 4 9 ) Source: Audited financials for 2015 and reviewed Q2 2016 financials, except ‘Adjusted EBITDA’ and ‘Timing difference: install ati on vs. interconnection,' which are management estimates. Note: Sungevity is unable to reconcile the forward - looking projections of Adjusted EBITDA to GAAP net income (loss) because the nature and amount of the constituent adjustments are subject to a number of variables and cannot be estimated at this time. The information that is unavailable at this time consists of warrant expense tre atment upon deal closing, tax treatment, and tax equity partnership treatment for Q3 - 4 2016, 2017, and 2018. The outcome of these variables are likely to have a material impact on Sungevity’s GAAP net income (l oss). (1) Timing difference results in cash inflows that are not yet recognized as revenue until the systems are interconnected. (2) Removes gross margin attributable to leases not sold under MSAs, which were initiated between 2010 - 2014.

TRANSACTION STRUCTURE Anticipated Use of Proceeds: • Accelerate partnership strategy and geographic expansion • Further barrier to entry through technological development • Provides permanence for channel partners • Selective mergers and acquisitions • Differentiation through clean balance sheet (1) Assumes no redemptions. (2) An additional 4.80 million shares will be approved and reserved for stock or option grants and/or restricted future stock units. (3) Expected to be struck at greater of $11.50 or prevailing market price at grant. (4) Assumes no redemptions and up to $10 million in transaction fees and expenses. (5) Estimated fees, including deferred IPO underwriting fee, legal fees, and transaction advisory fees, and other transaction expenses. Warrants and Options Outstanding (Shares in millions) A m o u n t Strike Price Expiration N o t es Warrants – Public 1 0 . 0 0 $11.50 5 Years Redeemable when share price reaches $18.00 Warrants – Easterly Sponsor 6 . 75 $11.50 5 Years Non - redeemable Management Options (2) 4 . 8 0 $ 1 1 . 5 0 (3) 10 Years 4 - year vesting with 1 - year cliff Anticipated Pro - Forma Ownership at Closing (1) (in millions) # of Shares % of Shares Current Sungevity Securityholders and Management 3 5 . 7 5 8 . 9 % Existing Easterly Shareholders 2 5 . 0 4 1 . 1 % T ot a l 6 0 . 7 1 0 0 .0 % Sources and Uses of Capital Sources of Capital Uses of Capital Easterly Cash in Trust ($mm) $200.0 Cash to Balance Sheet (4) ($mm) $ 1 9 0 . 0 Transaction Fees and Expenses (5) ($mm) 1 0 . 0 Total $200.0 Total $ 2 0 0.0 24

TRANSACTION HIGHLIGHTS (1) Represents period from 2015 to 2018E. See slide 21 for detail. (2) Adjusted EBITDA; upper bound of stated guidance range. See slide 20 for detail. 25 Projected to be Cash Flow Positive by Year End 2016. 2018 Adj. EBITDA Expected to be up to $90mm (2) Experienced Management Team with Strong Customer Experience Culture Industry - Leading Customer Acquisition Platform & Channel Partner Network Expected Revenue Growth Compounding at 68% (1) Scalable Business: Asset - Light Platform Model Well Capitalized with up to $200mm New Cash Well Positioned to Grow Along the Expected Solar Adoption Curve

APPENDIX

Note: Includes U.S. residential only. International is 100% cash sales currently. (1) Units sold, three months end ed December 31, 2015 and September 30, 2016. (2) Customer options depend on geography and market conditions. (3) Based on Sungevity management's analysis. SUNGEVITY SALES MIX AND REVENUE RECOGNITION Sungevity's asset - light model allows it monetize 100% of sales, regardless of customer financing choice System Ownership: System Buyer: Sales Mix Q4 2015 (1) Q 3 2016 (1) Revenue Recognition: • Customers have the option to purchase a system (cash, loan), purchase energy (PPA), or lease a system (2) — international is currently 100% cash sales • Regardless of sale type (cash, loan, lease/PPA), 100% of revenue is recognized upon completed sale and interconnection • Contracted assets qualify for this revenue recognition because they are sold to asset purchasers under Master Sales Agreements ("MSA") • Sungevity customers can choose the sale type that provides them with the best value, and Sungevity expects the trend toward customer owned systems will continue (3) CASH OR LOAN CUSTOMER OWNED MSA PURCHASER THIRD PARTY OWNED (LEASE/PPA) 73% 27% 5 0% 50 % Cash/loan Third party owned 27

Note: Percentages represent three year averages of deployed residential systems by quarter in the U.S. and international from 2014 through 2016E. DEPLOYED SYSTEMS QUARTERLY SEASONALITY Higher system deployments in H2 driven by sales seasonality 19% 20% 21% 35% Historical range of deployed residential systems 21% 28 30% 25% 23%

(1) Based on Sungevity management's projections; total system costs are rounded to the nearest hundred dollar s . (2) Percentage reduction from $18,6 00 to $15, 40 0. Cost reduction driven by concrete, measurable steps taken in 2015/2016: CUSTOMER ACQUISITION • Automation of sales processes has increased conversion rate • Optimized lead generation • Decreased cancellation rate • Improved sales ﬂow process • Increased product mix to suit customer needs FULFILLMENT • Shortened time from sale to installation by 20 – 30 days • New ofﬁce in less costly labor market • Installer automation tool (BEAM) deployment LABOR • Market competition drives better pricing • New contracts online in H2 2016 HARDWARE • New contracts LOWER UNIT COSTS AND HIGHER SALES VOLUMES DRIVE CASH FLOW BREAKEVEN MILESTONE Sungevity expects to be cash flow breakeven by the end of 2016 29 Total System Cost per Unit (1) $17,100 $10,000 $11,000 $12,000 $13,000 $14,000 $15,000 $16,000 $17,000 $18,000 $19,000 $20,000 Q1 2016A Q2 2016A Q3 2016E Q4 2016E - 1 7% (2) $18,600 $18,200 $17,000 $16,400 $15,400 Indicates potential range of total system costs

EBITDA RECONCILIATION 30 ($ in millions) 2 0 1 5 A 2 0 1 6E 2 0 1 7E 2 0 1 8 E GAAP (Loss)/Proﬁt from Operations ( $ 1 0 5 ) ( $ 7 5 ) ( $ 1 7 ) $ 3 8 +Depreciation & amortization $1 $6 $3 $3 + Stock - based comp $4 $4 $4 $4 + Non - current warranty expense $3 $5 $ 11 $ 19 - Operating lease gross (proﬁt)/loss (1) ( $ 4 ) ( $ 4 ) ( $ 4 ) ( $ 4 ) + Timing difference: installation vs. interconnection (2) $1 $4 $ 1 0 $ 12 =Adjusted EBITDA ( $ 9 9) ( $ 61) $7 $7 2 Note: Numbers tie to midpoint of stated guidance range. Numbers rounded to nearest whole number. (1) Removes gross margin attributable to leases not sold under MSAs, which were initiated between 2010 - 2014. (2) Timing difference results in cash inﬂows that are not yet recognized as revenue until the systems are interconnected.

BALANCE SHEET SUMMARY Sungevity has a simple balance sheet 31 Source: Sungevity unaudited financials. Some figures do not match reviewed Q2 2016 financials due to rounding. (1) Does not include all anticipated transaction adjustments (e.g. change in warrant liabilities, assumption of Easterly liab ili ties, etc.), assumes no redemptions. (2) Includes restricted cash, prepaid expenses, goodwill, and other assets. (3) Includes deferred lease and rebate revenue, lease pass - through financing obligations, and other liabilities. (4) Total Shareholders Equity and other includes convertible redeemable stock, redeemable non - controlling interest and stockhold ers’ deficit. ($ in millions; as of 6 /3 0 /16) GAAP Actuals Transaction Adjustments (1) A d j u s t e d Cash and cash equivalents $ 12.4 $ 2 0 0 . 0 $ 2 1 2.4 Accounts and rebates receivable 8 . 0 8 . 0 Inventory 23.2 23.2 Solar energy systems, net 7 6.3 76.3 Property and equipment 7 . 5 7 . 5 Other assets (2) 1 8. 6 1 8. 6 Total assets $ 146.0 $ 3 46.0 Accounts payable and accrued liabilities $ 4 5.6 $ 4 5.6 Deferred revenue 40.6 40.6 Debt 83.3 83.3 Warrant liabilities 1 2 . 9 1 2 . 9 Other liabilities (3) 1 7.0 1 7 . 0 Total Liabilities $ 1 9 9.6 $ 1 9 9.6 Total Shareholders Equity and other (4) ( $ 53.5 ) $ 2 0 0 . 0 $ 1 46.5 Total Liabilities and Shareholders Equity $ 146.0 $ 3 46.0

SIGNIFICANT EXPERIENCE GROWING PLATFORM BUSINESSES Darrell W. Crate Chairman of the Board of Directors, Easterly Acquisition Corp. 26+ Years Experience 32 Avshalom Kalichstein Chief Executive Ofﬁcer and Director, Easterly Acquisition Corp. 19+ Years Experience • Co - founded Easterly LLC in September 2009 • Chairman of the Board and co - founder of Easterly Government Properties (NYSE: DEA), a top decile performer among all U.S. REITs • CFO of Affiliated Managers Group (NYSE: AMG) from 1998 to 2011; during this time, AUM grew from $50bn to $340bn and firm valuation grew from $450mm to $6bn • Managing Director of Chase Manhattan’s Financial Institutions Group, focusing on investment management firms • Other relevant experience includes: National Treasurer for Mitt Romney’s 2008 and 2012 presidential campaigns • Managing Principal of Easterly LLC • Founded Solel Investment Group LLC in 2011, acquiring over $900mm in specialty finance assets • Managing Director of J.C. Flowers & Co. from 2004 to 2011; focused on consumer and commercial finance, banking and property & casualty insurance investments • Led Shinsei Bank’s corporate development group from 2001 to 2004 • Other relevant experience includes: VP Finance and Corporate Development with SoftNet Systems, associate with Capital Z Partners and analyst with the Financial Institutions Group at Goldman Sachs

0 100 200 300 400 500 600% AMG S&P DEMONSTRATED SUCCESS BUILDING A PLATFORM During Darrell Crate’s tenure as CFO, Affiliated Managers Group, Inc. stock growth far exceeded that of the S&P 500 Note: Information provided is solely for purposes of illustration of management’s biographies and prior experience. The past or future performance of AMG is not indicative of future performance of Easterly or the combined company following closing of the proposed merger. AMG is a global asset management company, which operates through a diverse group of outstanding boutique investment ﬁrms. The businesses and operations of Easterly and Sungevity are not comparable to the business and operations of AMG. ENTERPRISE VALUE INCREASED FROM $450MM TO $6BN AUM GREW FROM $50BN TO $340BN 33

34 DEA + 34.0 % Russell + 0.3 % RMZ - 5.3 % Note: pricing as of 10 / 14 /16; performance inclusive of dividends. Information provided is solely for purposes of illustration of management’s biographies. The past or future performance of DEA is not indicative of future performance of Easterly or the combined company following closing of the proposed merger. DEA is a real estate investment trust and is focused primarily on the acquisition, development and management of Class A commercial properties that are leased to U.S. government agencies through the General Services Administration. The businesses and operations of Easterly and Sungevity are not comparable to the business and operations of DEA. EASTERLY GOVERNMENT PROPERTIES PERFORMANCE Since IPO, Easterly Government Properties (NYSE: DEA) has outperformed both the MSCI U.S. REIT Index (RMZ) and the Russell 2000 Index Aug - 16 Sep - 16 OUTPERFORMANCE OVER RUSSELL 2000 OF 33.7 % O U T P E R F O R M A N C E OVER RMZ OF 39.3 % Jun - 16 Jul - 16 May - 16 Apr - 16 Mar - 16 Feb - 16 Jan - 16 Dec - 15 Nov - 15 Oct - 15 Sep - 15 Aug - 15 Jul - 15 Jun - 15 May - 15 Apr - 15 Mar - 15 Feb - 15